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                             August 23, 2023

       Stewart Lor
       Chief Executive Officer
       Powerbridge Technologies Co., Ltd.
       Advanced Business Park, 9th Fl., Bldg. C2,
       29 Lanwan Lane, Hightech District,
       Zhuhai, Guangdong 519080, China

                                                        Re: Powerbridge
Technologies Co., Ltd.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed April 28,
2023
                                                            File No. 001-38851

       Dear Stewart Lor:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Item 15. Controls and Procedures
       (b) Management's Annual Report on Internal Control over Financial Reporting Attestation
       Report of the Registered Public Accounting Firm, page 118

   1.                                                   We note that you do not
include a report of management   s annual report on internal
                                                        control over financial
reporting. Please amend your filing to include management   s
                                                        assessment of internal
control. Refer to Item 308(a) of Regulation S-K. Further clarify your statement that,
Neither we nor our independent registered public accounting firm undertook a
comprehensive assessment of [y]our internal control under the Sarbanes-
                                                        Oxley Act for purposes
of identifying and reporting any weakness in [y]our internal control over financial
reporting.    In this regard, we note the requirement to include
                                                        Management   s annual
report on internal control over financial reporting.
 Stewart Lor
Powerbridge Technologies Co., Ltd.
August 23, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.



                                                          Sincerely,
FirstName LastNameStewart Lor
                                                          Division of
Corporation Finance
Comapany NamePowerbridge Technologies Co., Ltd.
                                                          Office of Technology
August 23, 2023 Page 2
cc:       Yu Wang
FirstName LastName